50 3/6/03

03012996

UNITED STATES
AND EXCHANGE COMMISSION
/ashington, D.C. 20549

VF 3-5-03

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 41662

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2002 (MM/DD/YY) AND ENDING December 31, 2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Van Liew Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Regency Plaza, Suite One
(No. and Street)

Providence (City) Rhode Island (State) 02903 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Kevin M. Oates 401-272-2510
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

DiSanto, Priest & Co.
(Name – *if individual, state last, first, middle name*)

128 Dorrance Street, Suite 6000, Providence (Address) (City) Rhode Island (State) 02903 (Zip Code)

PROCESSED
MAR 20 2003
THOMSON
FINANCIAL

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 03 2003
WASH. D.C.
165

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 19 2003

OATH OR AFFIRMATION

I, Kevin M. Oates, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Van Liew Securities, Inc., as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Kevin M. Oates
Signature

Treasurer
Title

Frank T. Smith My commission expires 7/5/05
Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- x Independent Auditors' Report on Internal Controls.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

VAN LIEW SECURITIES, INC.

FINANCIAL STATEMENTS

AND SUPPLEMENTARY INFORMATION

December 31, 2002 and 2001

TABLE OF CONTENTS

	Page
INDEPENDENT AUDITORS' REPORT	1
FINANCIAL STATEMENTS	
Statement of Financial Condition	2
Statement of Income	3
Statement of Changes in Stockholder's Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Independent Auditors' Report on Additional Information	8
SUPPLEMENTARY INFORMATION	
Schedule 1 - Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission	9
Schedule 2 - Statement of Exempt Status	10
INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL	11

DiSanto
Priest & Co.
Certified Public Accountants

Lawrence D. Kortick, CPA, MST
John J. Brough, Jr., CPA/ABV, MST
Robert A. D'Amico, CPA, CFP®, MST
Richard A. DeMerchant, CPA, CVA, MST
David P. DiSanto, CPA, MST
Martin I. Dittelman, CPA
Thomas N. Forsythe, CPA, MST
James Martin, CPA
Burton H. Priest, CPA
Frank T. Sciuto, CPA/PFS, CFP®, MST

INDEPENDENT AUDITORS' REPORT

Board of Directors
Van Liew Securities, Inc.
Providence, Rhode Island

We have audited the accompanying statement of financial position of Van Liew Securities, Inc. as of December 31, 2002, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements as of December 31, 2001, were audited by Finkel, DiSanto, Forsythe, Sciuto & Martin, Inc., who operates under the new entity of DiSanto, Priest & Co. as of January 1, 2003, and whose report dated February 8, 2002, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2002 financial statements referred to above present fairly, in all material respects, the financial position of Van Liew Securities, Inc. as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

DiSanto, Priest + Co.

February 3, 2003

ALLINIAL GROUP
A Worldwide Network of Independent Firms

Shakespeare Hall, Suite 6000 • 128 Dorrance Street • Providence, Rhode Island 02903 • Telephone 401.521.1550 • Facsimile 401.521.1689

VAN LIEW SECURITIES, INC.
STATEMENT OF INCOME
For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Commissions	$ 13,906	$ 13,291
Interest	400	465
	14,306	13,756
Expenses:		
Advertising and promotion	5,339	1,790
Commissions	3,477	3,323
Other operating expenses	2,233	1,680
	11,049	6,793
Net income before income taxes	3,257	6,963
Income taxes	950	1,600
Net income	$ 2,307	$ 5,363

See accompanying notes to financial statements and auditors' report.

VAN LIEW SECURITIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Years Ended December 31, 2002 and 2001

	Capital Stock	Additional Paid-In Capital	Retained Earnings (Deficit)
Balance, December 31, 2000	100	$ 35,200	$ (4,643)
Net income	-	-	5,363
Balance, December 31, 2001	100	35,200	720
Net income	-	-	2,307
Balance, December 31, 2002	100	$ 35,200	$ 3,027

See accompanying notes to financial statements and auditors' report.

VAN LIEW SECURITIES, INC.
STATEMENT OF CASH FLOWS
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net income	$ 2,307	$ 5,363
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in current assets:		
Fees and commissions receivable	385	(361)
Increase in current liabilities:		
Accounts payable	975	162
Intercompany payable	(650)	1,600
Net cash provided by operating activities	3,017	6,764
Net increase in cash and cash equivalents	3,017	6,764
Cash and cash equivalents, beginning of year	38,156	31,392
Cash and cash equivalents, end of year	41,173	$ 38,156

Supplemental Disclosures of Cash Flow Information:		
Cash paid during the year for:		
Taxes	$ 250	$ 250

See accompanying notes to financial statements and auditors' report.

VAN LIEW SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
December 31, 2002 and 2001

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Description of Business

Van Liew Securities, Inc. (the Company) was incorporated as MFS Distributors, Inc. on August 10, 1989 under the laws of the State of Delaware. A Certificate of Amendment was filed on October 18, 1989 changing the name of the corporation to Van Liew Securities, Inc. On May 31, 1990, Van Liew Securities, Inc. became a wholly owned subsidiary of Van Liew Capital, Inc. The Company is a registered broker-dealer under the Securities and Exchange Act of 1934.

On May 31, 1990, the Company entered into an agreement with VLC Trust to act as the principal underwriter and distributor of Ocean State Tax Exempt Fund, an open-end non-diversified investment company organized in August, 1986, as a Massachusetts business trust. Under normal market conditions, at least 80% of the Fund's net assets will be invested in Rhode Island obligations.

b. Revenue Recognition

Sales commissions are recorded as revenue at the time the underwriting is completed and the income is reasonably determinable.

c. Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid investments purchased with a maturity of three months or less to be cash equivalents.

d. Income Taxes

The Company is a wholly owned subsidiary of Van Liew Capital, Inc. and is included in the consolidated return.

e. Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions. These estimates and assumptions affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

2. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2002 and 2001, the Company had net capital of $38,327 and $36,020 which was $33,327 and $31,020 in excess of its required net capital of $5,000 at December 31, 2002 and 2001. The Company's net capital ratio was .08 and .07 to 1 for 2002 and 2001, respectively.

DiSanto
Priest & Co.
Certified Public Accountants

Lawrence D. Kortick, CPA, MST
John J. Brough, Jr., CPA/ABV, MST
Robert A. D'Amico, CPA, CFP®, MST
Richard A. DeMerchant, CPA, CVA, MST
David P. DiSanto, CPA, MST
Martin I. Dittelman, CPA
Thomas N. Forsythe, CPA, MST
James Martin, CPA
Burton H. Priest, CPA
Frank T. Sciuto, CPA/PFS, CFP®, MST

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTARY INFORMATION

Board of Directors
Van Liew Securities, Inc.
Providence, Rhode Island

Our report on our audit of the basic financial statements of Van Liew Securities, Inc. for 2002 appears on page one. That audit was conducted for the purpose of forming an opinion on the basic financial statements taken as whole. The supplementary information presented in Schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information for the year ended December 31, 2002 has been subjected to the auditing procedures applied in the audit of the 2002 basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the 2002 basic financial statements taken as a whole. Such information for the year ended December 31, 2001 was subjected to the auditing procedures applied in the audit of the 2001 basic financial statements by Finkel, DiSanto, Forsythe, Sciuto & Martin, Inc. who operates under the new entity of DiSanto, Priest & Co. as of January 1, 2003 and, in their opinion dated February 8, 2002, was fairly stated in all material respects in relation to the 2001 basic financial statements taken as a whole.

DiSanto, Priest + Co.

February 3, 2003

ALLIOTT GROUP
A Worldwide Network of Independent Firms

Shakespeare Hall, Suite 6000 • 128 Dorrance Street • Providence, Rhode Island 02903 • Telephone 401.521.1550 • Facsimile 401.521.1689

Schedule 1

VAN LIEW SECURITIES, INC.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2002 and 2001

	2002	2001
Net capital:		
Total stockholder's equity	$ 38,327	$ 36,020
Deductions:		
Non-allowable assets:		
Equipment	-	-
Net capital	$ 38,327	$ 36,020
Aggregate indebtedness:		
Accounts payable	$ 1,937	$ 962
Intercompany payable	950	1,600
Aggregate indebtedness	$ 2,887	$ 2,562
Computation of basic net capital requirement:		
Minimum net capital required (based on aggregate indebtedness)	$ 192	$ 170
Minimum dollar requirement	$ 5,000	$ 5,000
Net capital requirement	$ 5,000	$ 5,000
Excess net capital at 1,500%	$ 33,327	$ 31,020
Excess net capital at 1,000%	$ 38,039	$ 35,764
Ratio: aggregate indebtedness to net capital	.08 to 1	.07 to 1
Reconciliation with Company's computation:		
(Included in Part 11 of Form X-17A-5 as of December 31, 2002 and 2001)		
Net capital, as reported in Company's Part IIA (Unaudited) FOCUS report	$ 38,327	$ 36,020

VAN LIEW SECURITIES, INC.
STATEMENT OF EXEMPT STATUS

Van Liew Securities, Inc. is a corporation organized under the laws of the State of Delaware and is a registered broker-dealer under the Securities and Exchange Act of 1934. The firm has been engaged in the business of underwriting and distributing mutual funds. The firm does not handle, receive or invest funds or securities for customers and is thereby exempt from the requirement for a computation for determination of reserve requirements pursuant to Rule 15c3-3. In addition, it is exempt from reporting information relating to the possession or control requirements under Rule 15c3-3.

DiSanto
Priest & Co.
Certified Public Accountants

Lawrence D. Kortick, CPA, MST
John J. Brough, Jr., CPA/ABV, MST
Robert A. D'Amico, CPA, CFP®, MST
Richard A. DeMerchant, CPA, CVA, MST
David P. DiSanto, CPA, MST
Martin I. Dittelman, CPA
Thomas N. Forsythe, CPA, MST
James Martin, CPA
Burton H. Priest, CPA
Frank T. Sciuto, CPA/PFS, CFP®, MST

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

Board of Directors
Van Liew Securities, Inc.
Providence, Rhode Island

In planning and performing our audit of the financial statements of Van Liew Securities, Inc., for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures, that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons

2. Recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Shakespeare Hall, Suite 6000 • 128 Dorrance Street • Providence, Rhode Island 02903 • Telephone 401.521.1550 • Facsimile 401.521.1689

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

The Independent Auditors' Report on Internal Control for the year ended December 31, 2001 was prepared by other accountants who operates under the new entity of DiSanto, Priest & Co. as of January 1, 2003. That report dated February 8, 2002 stated that they believed that the Company's practices and procedures were adequate at December 31, 2001 to meet the Security and Exchange Commission's objective.

DiSanto Priest & Co.
Certified Public Accountants

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

DiSanto, Priest + Co.

February 3, 2003

DiSanto Priest & Co.
Certified Public Accountants